Thomas S. Harman

+1.202.373.6725

thomas.harman@morganlewis.com

VIA EDGAR

July 2, 2018

Dominic Minore

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Weiss Strategic Interval Fund Registration Statement on Form N-2
(File No. 811-23298)

Dear Mr. Minore:

On behalf of our client, Weiss Strategic Interval Fund (the "Fund" or the “Registrant”), this letter responds to the comments provided by the staff (the "Staff") of the Securities and Exchange Commission (the “Commission”) via letter regarding the Fund's registration statement on Form N-2 filed with the Commission on February 1, 2018 (the "Registration Statement"). Below, we have summarized the Staff's comments and questions, followed by our responses on behalf of the Registrant. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

Prospectus

Item 3. Fee Table (page 2)

1.	Comment: Please present the fee table footnote disclosure in non-italic type.

Response: The requested change has been made.

Morgan, Lewis & Bockius llp
1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
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Dominic Minore

July 2, 2018

2.	Comment: Please add footnote disclosure stating that, although the Fund, and therefore its shareholders, indirectly incur the fees and expenses of the REITs and MLPs in which it invests, they are not included in the Fund’s Fee Table and Example presentation.

Response: The requested disclosure has been added.

3.	Comment: We note from page 4 that the Fund may invest in the securities of other investment companies, including ETFs, yet the Fund’s Fee Table does not include an “Acquired Fund Fees & Expenses” line item. Please confirm to us in your response letter that the Fund will not in the upcoming year make investments in an “Acquired Fund” (as defined in Instruction 10 to Item 3 of Form N-2) at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any applicable Acquired Fund Fees & Expenses is nonetheless included in “Other Expenses” or that the Fund does not intend to invest in an Acquired Fund.

Response: The Fee Table has been revised to include a line item for Acquired Fund Fees & Expenses.

Example (page 3)

4.	Comment: Footnote (1) to the fee table states that the fee table presentation does not reflect the payment of an Incentive Fee to the Adviser because the incentive fee is prospective in nature and, therefore, it cannot be determined as of the date of this Prospectus whether the Adviser will be entitled to an Incentive Fee for the Fund’s current fiscal year. The narrative accompanying the Example states that it is based on the expenses set forth in the fee table; therefore, the Example does not give effect to the Incentive Fee. However, because the Fund’s net profits Incentive Fee represent a material expense, we believe that excluding a presentation of its full impact from the disclosure accompanying the Example would potentially understate the expenses that could be borne by shareholders. Therefore, the narrative accompanying the Example should present the 1, 3, 5 and 10-Year expenses assuming that the five percent return required by Form N-2 results entirely from the applicable Investment Profits in excess of Unrecouped Investment Losses (making the entire 5% return subject to the 20% Incentive Fee).

Response: A second line of expenses, calculated assuming that the five percent return required by Form N-2 results entirely from the applicable Investment Profits in excess of Unrecouped Investment Losses (making the entire 5% return subject to the 20% Incentive Fee), has been added to the prospectus.

Dominic Minore

July 2, 2018

8.2 Investment Objective and Policies (page 4)

5.	Comment: The disclosure presented in the fourth paragraph states that the Fund may use borrowings, including loans from certain financial institutions and the issuance of debt securities (collectively, “Borrowings”), in an aggregate amount of up to 33 1/3% of the Fund’s total assets immediately after such Borrowings. Furthermore, although it has no current intention to do so, the Fund may add leverage to its portfolio through the issuance of Preferred Shares in an aggregate amount of up to 50% of the Fund’s total assets immediately after such issuance. Disclose whether or not the Fund expects to incur Borrowings and/or issue Preferred Shares within 12 months from the date of the prospectus. If the Fund expects to incur Borrowings or issue Preferred Shares during this 12-month period then also provide an estimate of the costs of issuing and servicing Borrowings and/or Preferred Shares in a line item presentation to the Fund’s Fee Table.

Response: Other than short sales, the Fund does not expect to incur Borrowings or issue Preferred Shares within 12 months from the date of the prospectus. Disclosure to this effect has been added.

Derivatives (page 9)

6.	Comment: To the extent that the Fund may materially invest in derivatives, please expand the disclosure to include additional strategy and risk disclosure, as applicable, relating to the types of derivatives in which the Fund intends to invest. See Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010) (the “Barry Miller Letter”).

Response: The Registrant confirms that its disclosure regarding derivatives is consistent with the Barry Miller Letter.

7.	Comment: In an appropriate section of the prospectus, disclose how, per the terms of the Investment Advisory Agreement, interest rate swaps, credit default swaps, total return swaps and other derivatives will be treated for purposes of calculating the net profits on which the Incentive Fee is payable.

Response: The Fund does not currently expect to use interest rate swaps, credit default swaps, or total return swaps as part of its principal investment strategy. Nonetheless, the underlined disclosure has been added to the prospectus:

Dominic Minore

July 2, 2018

The Fund will pay to the Adviser a performance-based Incentive Fee, quarterly in arrears, generally accrued as of the end of each business day, equal to 20.00% of the Investment Profits attributable to each share for such calendar quarter; provided, however, that an Incentive Fee with respect to a share will be paid only with respect to Investment Profits for the applicable calendar quarter in excess of Unrecouped Investment Losses as of the end of the previous calendar quarter. The term "Investment Profits" refers to any increase in the NAV of a share attributable to the net realized and unrealized gains arising from the Fund's investment activities (including the Fund’s use of derivatives, if any) during the calendar quarter (after deducting (i) interest earned on, and net realized and unrealized gains arising from, the Fund's cash balances and fixed income investments, if any, held for cash management purposes during the calendar quarter; and (ii) any Management Fee accrued during the calendar quarter and after adjusting for any repurchase of shares made during the calendar quarter). The term "Unrecouped Investment Losses" refers to any decrease in the NAV of a share attributable to the net realized and unrealized losses arising from the Fund's investment activities (including the Fund’s use of derivatives, if any) (after deducting (i) interest earned on, and net realized and unrealized gains arising from, the Fund's cash balances and fixed income investments, if any, held for cash management purposes during the calendar quarter; and (ii) any Management Fee accrued during the calendar quarter and after adjusting for any repurchase of shares made during the calendar quarter) that have not been offset by subsequent Investment Profits since the formation of the Fund.

8.3. Risk Factors - (b) Effects of Leverage (page 26)

8.	Comment: Expand the disclosure to clarify that all of the expenses of the Fund, including the cost of issuing and servicing of Preferred Share and/or Borrowings, are borne solely by the Fund’s common shareholders.

Response: The requested change has been made.

Item 9.1(b) Investment Adviser (page 29)

9.	Comment: The disclosure states that "Investment Profits" refers to an increase in the NAV of a share attributable to the net realized and unrealized gains arising from the Fund's investment activities during the calendar quarter. Clarify whether there is any clawback of Incentive Fees paid in respect of unrealized gains that subsequently result in a decrease in NAV not covered by Investment Profits.

Response: The Incentive Fee arrangement does not contemplate the use of clawbacks. Disclosure to this effect has been added to the prospectus.

Dominic Minore

July 2, 2018

10.	Comment: We note that Section 7.(b) of the Investment Advisory Agreement states that “the Adviser does not need to ‘earn back’ Incentive Fees previously paid to it in order to recognize profits subject to additional Incentive Fees.” Please add this statement to the prospectus disclosure.

Response: The requested disclosure has been added.

11.	Comment: Please expand the Incentive Fee disclosure to provide examples demonstrating the calculation and application of Investment Profits, Unrecouped Investment Losses and the Incentive Fee under various scenarios over several calculation periods.

Response: The Incentive Fee disclosure has been expanded to explain the calculation and application of the Incentive Fee.

Item 9.1(d) Administrator (page 31)

12.	Comment: Disclose the amount of compensation to which the Administrator will be entitled.

Response: The requested disclosure has been added.

Item 9.1(f) Expenses (page 31)

13.	Comment: In your response letter, identify which of the Fund’s Fee Table line items includes each of the actual or estimated costs and expenses set forth in this section. Also confirm that all such costs and expenses are reflected in the Example presentation.

Response: The “Other Expenses” line item includes the costs and expenses set forth in this section. In addition, the disclosure has been revised as follows to remove expenses that are not applicable to the Fund:

In addition to the fees paid to the Adviser, the Fund pays all other costs and expenses of its operations, including compensation of its trustees (other than those affiliated with the Adviser), custodian, leveraging expenses, transfer and dividend disbursing agent expenses, legal fees, ~~rating agency fees, listing fees and expenses,~~ expenses of independent auditors, expenses of repurchasing shares, expenses of preparing, printing and distributing shareholder reports, notices, and proxy statements and reports to governmental agencies ~~and taxes, if any~~.

Dominic Minore

July 2, 2018

Preferred Shares (page 33)

14.	Comment: The second paragraph states that that there can be no assurances that the Fund will not issue Preferred Shares. Amplify the disclosure to highlight the circumstances under which the Fund would likely issue Preferred Shares.

Response: The Registrant believes that the current disclosure adequately informs shareholders of the nature and significant attributes of Preferred Shares that would be issued by the Fund consistent with the requirements of Item 10 of Form N-2. The Registrant, however, cannot realistically identify and describe the circumstances under which it might issue Preferred Shares and believes that adding such disclosure would be merely speculative on the part of the Fund and potentially misleading. Consequently, the Registrant respectfully declines to add the requested disclosure.

15.	Comment: Please expand the disclosure presented in the third paragraph to clarify that the issuance of preferred shares by the Fund will result in a diminution of voting power of its Common Shareholders.

Response: The requested disclosure has been added.

Statement of Additional Information

Item 17. Investment Objectives and Policies (page 1)

16.	Comment: In the second fundamental investment restriction pertaining to industry concentration, please insert the phrase “or group of industries” after the phrase “in any single industry.”

Response: The requested disclosure has been added.

Item 24. Financial Statements (page 11)

17.	Comment: Disclose in the notes to the Statements of Assets and Liabilities under Organization and Offering Costs an estimate of the amount of expenses Somerset Reinsurance Ltd. will pay in connection with the organization and offering of shares of the Fund. In your response letter confirm that Somerset Reinsurance Ltd. (“Somerset”) does not have the ability under the agreement to seek reimbursement for expenses paid on behalf of the Fund. Additionally, provide in correspondence a description of the relationship or affiliation that Somerset Reinsurance Ltd. has with the Advisor.

Dominic Minore

July 2, 2018

Response: The Registrant respectfully declines to add the requested disclosure. The Registrant will, however, include the requested disclosure in its next available shareholder report for the fiscal period ended June 30, 2018, as the Registrant believes including this information in the context of a shareholder report would provide more meaningful disclosure to investors. Moreover, the Registrant will add disclosure to the Prospectus stating that Somerset has agreed to pay expenses incurred in connection with the organization and offering of shares of the Fund. The Registrant confirms Somerset does not have the ability to seek reimbursement for expenses paid on behalf of the Fund, and will add disclosure to this effect.

As is noted in Item 28 of the Registration Statement, the Fund is under common control with Weiss Insurance Partners (Cayman) Ltd., an exempted company incorporated and existing under the laws of the Cayman Islands, the shares of which are owned entirely by Somerset. Weiss Multi-Strategy Advisers LLC serves as the investment adviser to Weiss Insurance Partners (Cayman) Ltd.

Other

18.	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response: The Fund has submitted an application, Weiss Strategic Interval Fund, et al. (File No. 812-14832), seeking an order under Section 6(c) and Section 23c-3 of the Investment Company Act of 1940 for an order of exemption from certain provisions of Rule 23c-3 thereunder. The requested order was issued on June 18, 2018. See In the Matter of Weiss Strategic Interval Fund, et al., Investment Company Act Release Nos. 33101 (May 21, 2018) (notice) and 33124 (June 18, 2018) (order).

* * * * *

Please contact me at 202.373.6725 if you have any questions regarding the foregoing.

Sincerely,

/s/ Thomas S. Harman

Thomas S. Harman

cc:	Jeffrey Dillabough, Weiss Multi-Strategy Advisers LLC